

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 11, 2013

<u>Via U.S. mail</u>
Christian Bezy
Chief Executive Officer
Kedem Pharmaceuticals Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia Canada V6C 3E8

>   **Re: Kedem Pharmaceuticals Inc.
>   Item 4.01 Form 8-K
>   Filed February 7, 2013
>   File No. 000-54455**

Dear Mr. Bezy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to ensure that the date in the exhibit 16 letter references the date on the cover page of the amended 8-K. In this regard, we note that the exhibit 16 letter refers to the 8-K dated February 6, 2013 and the 8-K filed is dated January 14, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant